UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-2328
_____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GATX Corporation Salaried Employees Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation
233 South Wacker Drive
Chicago, Illinois 60606-7147

GATX Corporation Salaried Employees Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of GATX Corporation Salaried Employees Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GATX Corporation Salaried Employees Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.
Chicago, Illinois
June 26, 2026

EIN 36-1124040
Plan #002

GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets
Plan interest in the GATX Corporation Master Trust	$263,756,200	$238,226,571
Notes receivable from participants	2,073,522	1,876,077
Employer contribution receivable	279,616	248,222
Net assets available for benefits	$266,109,338	$240,350,870

The accompanying notes are an integral part of these statements.

EIN 36-1124040
Plan #002

GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2025	2024
Additions
Net investment income from plan interest in the GATX Corporation Master Trust	$34,848,234	$35,436,204
Contributions
Employer contributions	3,530,968	3,421,816
Participant contributions	8,479,285	8,255,603
Rollover contributions	515,168	1,080,729
Total contributions	12,525,421	12,758,148
Interest income on notes receivable from participants	117,285	111,347
Transfers from GATX Corporation Hourly Employees Retirement Savings Plan	129,477	168,289
Total additions	47,620,417	48,473,988
Deductions
Participant distributions and withdrawals	21,855,474	21,721,057
Administrative fees	6,475	6,288
Total deductions	21,861,949	21,727,345
Net increase	25,758,468	26,746,643
Net assets available for benefits at beginning of year	240,350,870	213,604,227
Net assets available for benefits at end of year	$266,109,338	$240,350,870

The accompanying notes are an integral part of these statements.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements

1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined-contribution plan established on July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Effective January 1, 2025, the Plan was amended and restated to comply with certain provisions under the Setting Every Community Up for Retirement Enhancement ("SECURE") Act of 2019, the SECURE Act of 2022 and related regulatory guidance. The amendments included updates to required minimum distribution rules, such as an increase in the applicable age to 73 and the exclusion of designated Roth contributions from required minimum distribution calculations beginning in 2024.
Contributions
Upon hire, new employees are automatically enrolled in the plan at a 3% contribution rate unless they choose otherwise. Deductions begin after 60 days of employment. Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make additional catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
After a participant completes six months of service, the Company may contribute on behalf of the participant a matching contribution of $1.00 for each $1.00 contributed by the participant up to 3% and $0.50 for each $1.00 contributed by the participant on up to an additional 3% of the participant's eligible compensation contributed to the Plan. For 2025 and 2024 the Company made matching contributions at these levels. At its discretion, the Company may suspend matching contributions or make additional matching contributions for eligible participants.
All contributions are made in cash. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings or losses. Allocations are based on account balances (as defined). The benefit to which a participant is entitled is that which can be provided from the participant's account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Participants are not able to make new investments in the GATX common stock fund. A participant may divest any portion of his or her existing account balance in the GATX common stock fund and reinvest such amounts in any other plan investment option. Restrictions may apply to a participant’s ability to transfer account balances from the GATX common stock fund pursuant to the Company’s insider trading policy.

Vesting
Participants are immediately 100% vested in their account balances.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Participant Distributions and Withdrawals
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account, less any outstanding loan balances, will be distributed as soon as practicable after the participant's end of service. However, if a participant’s account balance exceeds $1,000, no distribution shall be made without the written consent of the participant or designated beneficiary. If the participant or designated beneficiary does not consent, then distribution will be deferred until any subsequent date elected by the participant, provided that benefit payments shall begin no later than age 73. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).

Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant's account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.
Transfers
Approximately $129,000 and $168,000 of transfers to the Plan were made from the GATX Corporation Hourly Employees Retirement Savings Plan (the "Hourly Employees Plan") in 2025 and 2024, respectively, for participants who transferred their account balances to this Plan upon a change in their employment status in the Company whereby they were no longer eligible for the Hourly Employees Plan but became eligible for the Salaried Employees Plan.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis in accordance with U.S. Generally Accepted Accounting Principles (GAAP).
Use of Estimates
The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. The Plan regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.
Contributions
Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Participant Distributions and Withdrawals
Participant distributions and withdrawals are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 5. Fair Value of Financial Instruments" for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.

3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

4. GATX Corporation Master Trust
The Plan's investments are held in the GATX Corporation Master Trust (Master Trust) which was established for the investment of assets of the Plan and one other Company sponsored retirement savings plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
The following tables present the Master Trust balances and the Plan's interest in the Master Trust balances:

	December 31, 2025
	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds	$114,161,653	$97,117,908
GATX common stock fund	31,944,636	30,995,772
Collective trusts	141,449,235	135,641,629
Total investments at fair value	287,555,524	263,755,309
Plus:
Other receivables	918	891
Net assets at end of year	$287,556,442	$263,756,200

	December 31, 2024
	Master Trust Balances	Plan's Interest in Master Trust Balances
Mutual funds	$98,986,627	$84,186,812
GATX common stock fund	30,869,976	29,640,088
Collective trusts	130,498,282	124,398,524
Total investments at fair value	260,354,885	238,225,424
Plus:
Other receivables	1,195	1,147
Net assets at end of year	$260,356,080	$238,226,571
The following table presents the net appreciation in fair value of investments and investment income of the Master Trust:

	Years Ended December 31
	2025	2024
Net appreciation in fair value of investments	$34,373,723	$34,703,767
Interest and dividend income	3,958,425	3,692,811
Total investment income	38,332,148	$38,396,578

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management's judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.

The level in the fair value hierarchy within which a fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth the fair value of the GATX Corporation Master Trust's assets:

	Assets at Fair Value
	(Level 1) *
	December 31, 2025	December 31, 2024
Mutual funds	$114,161,653	$98,986,627
GATX common stock fund	31,944,636	30,869,976
Collective trusts	141,449,235	130,498,282
Total assets at fair value	$287,555,524	$260,354,885
______________
(*) As of December 31, 2025 and December 31, 2024 all assets were classified as level 1. There were no assets classified as level 2 and level 3.

The following is a description of the valuation techniques and inputs used as of December 31, 2025 and 2024:
Mutual funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year-end.
GATX common stock fund: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund's daily cash needs. Unitizing the GATX common stock fund allows for daily trades into and out of the fund. The value of a unit reflects the combined quoted market price of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund and valued at quoted market prices, which represent the NAV's of shares held at year-end.
Collective trusts: Valued based on the closing NAV prices provided by the administrator of the funds.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 1, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Related Party and Party-in-Interest Transactions
The Plan holds units of collective trusts and shares of a money market fund, which are managed by Fidelity Management Trust Company, the trustee of the Plan. The Plan also invests in the common stock of the Company and provides participant loans. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

GATX Corporation Salaried Employees Retirement Savings Plan
EIN 36-1124040
Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issuer/Description of Issue	Current Value
Participant loans (3.50% to 6.00% interest rates, various maturities)*	$2,073,522
_________________
(*) Party-in-interest to the Plan.

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GATX CORPORATION SALARIED EMPLOYEES
RETIREMENT SAVINGS PLAN
(Name of the Plan)

/s/ Kim Nero
Kim Nero
Executive Vice President and Chief Human Resources Officer
June 26, 2026